Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-3066	E-mail Address jmercado@stblaw.com

August 7, 2019

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: IRSA INVESTMENTS & REPRESENTATIONS INC.
                      Form 20-F for the fiscal year ended June 30, 2018
                      Filed October 31, 2018
                      File No. 001-13542

Dear Mr. Telewicz:

On behalf of our client IRSA Inversiones y Representaciones Sociedad Anónima (IRSA Investment & Representations Inc.) (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated November 20, 2018 (the “Comment Letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company filed on October 31, 2018, pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments communicated by the Staff in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments from the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2018

ITEM 5. Operating and Financial Review and Prospects

Effects of Foreign Currency Fluctuations, page 148

1.
Given the significance of your investment properties to your financial statements and the significant judgments management must make to internally develop inputs due to your operating environment unique to Argentina, please expand your disclosure with respect to how you determine the fair value of your shopping malls to provide clear disclosure of how these inputs, including estimated WACC, are calculated along with a discussion of any changes in these estimates from period to period in response to changing economic conditions. Please enhance your disclosure to provide greater transparency to users of the financial statements about the methods and specific assumptions utilized in your calculation of WACC, including any US-based assumptions, adjustments for country risk premium, assumptions for cost of debt and any other significant estimates or assumptions. Refer to paragraph 91(b) of IFRS 13 and paragraph 125 of IAS 1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will expand the relevant disclosure in future filings, including its annual reports on Form 20-F under the Securities Exchange Act of 1934, as amended. The contemplated additional disclosures will address the methods and assumptions the Company’s management uses to calculate fair value of its investment properties, including country risk premium, assumptions used to calculate WACC and other relevant assumptions. These additional disclosures will be in line with responses provided by the Company to the Staff in prior comment response letters issued by the Staff as well as direct communication with the Staff on teleconference communications. In formulating the more robust disclosure, the Company will take into account the guidance set forth in paragraph 91(b) of IFRS 13 and paragraph 125 of IAS 1 as suggested by the Staff.

Please do not hesitate to contact me (212 455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By: /s/ Jaime Mercado

Jaime Mercado

cc:
Matias Gaivironsky
Leonardo Magliocco
Eduardo Loiacono
Mariano Tomatis
David L. Williams
Eric McPhee

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